02014908

FORM 6-K

P, E, 2/11/02

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

DATAMIRROR CORPORATION
(Registrant's name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

Documents Included as Part of this Report

No.	Document
1.	Press Release dated February 12, 2002: DataMirror Opens New European Headquarters in London
2.	Press Release dated February 12, 2002: DataMirror Offers Incentives on Resiliency Software for IBM iSeries

Document 1

DataMirror
3100 Steeles Avenue East
Suite 1100
Markham, Ontario L3R 8T3
TEL: (905) 415-0310
FAX: (905) 415-0340
Web Site: www.datamirror.com

For Immediate Release

DataMirror Opens New European Headquarters in London

Over 150 Participants Attend DataMirror European Open House In the Heart of London

TORONTO, CANADA AND LONDON UK – (February 12, 2002) – DataMirror (Nasdaq: DMCX; TSE: DMC), the leading provider of enterprise application integration and resiliency solutions, today announced the opening of its new European headquarters in central London. The new HQ is situated next to London's Waterloo Station, enabling it to be easily reached by rail from continental Europe as well as the UK. It provides expanded training facilities for customers and prospects as well as a state-of-the-art demonstration suite for DataMirror's products.

DataMirror today hosted its first European Open House in the new location, giving customers from across Europe the opportunity to visit the new headquarters, view product demonstrations and listen to keynote speeches from leading industry figures, including DataMirror CEO Nigel Stokes and Tony Hart of the analyst group Datamonitor.

DataMirror has over 1,500 customers globally, with approximately 40% of revenues generated in Europe. Customers include CALANAIS (ScottishPower), Debenhams, TD Waterhouse, Energis, Bührmann Uppens, De Lijn, L'TUR Tourism AG, BASF AG, Nestle AG, ProMarkt and the French Navy. In addition to the HQ in London, DataMirror also has European offices in Germany, France, Italy, Belgium and Sweden.

"Successful European organisations are aiming to get the maximum benefit out of one of their most important assets–their corporate data," commented Tony Hart, managing analyst, Datamonitor. "Our research shows that IT expenditure is being increasingly targeted at solving integration issues that are holding back European businesses from offering enhanced customer service, launching successful e-business projects and building a comprehensive view of company operations."

"Real-time data drives all business," commented Nigel Stokes, CEO, DataMirror. "DataMirror can help European organisations deal with the complexity of integrating legacy, e-business, ERP and front office systems. At the same time, companies must contend with increasing EU and local government legislation, cross-border mergers and acquisitions and the widespread adoption of e-Business. If companies cannot share information between departments, subsidiaries and trading partners, the vision of collaborative commerce will remain a pipe dream. DataMirror software offers a unique end-to-end solution to these issues. Our new London headquarters will better enable us to support the integration needs of organisations across Europe."

About DataMirror Corporation

DataMirror (Nasdaq: DMCX; TSE: DMC) delivers solutions that let customers integrate data across their enterprises. DataMirror's comprehensive family of products unlocks *the experience of now*™ by providing advanced real-time capture, transform and flow (CTF) technology that gives customers the instant data access, integration and availability they demand today across all computers in their business.

Over 1,500 companies use DataMirror to integrate their data. Real-time data drives all business. DataMirror is headquartered in Toronto, Canada, and has offices worldwide. DataMirror has been ranked in the Deloitte and Touche Fast 500 as one of the fastest growing technology companies in North America. For more information, call 01737 830770 or visit the DataMirror web site at www.datamirror.com.

Media and Financial Contacts:

Peter Cauley
Chief Financial Officer
DataMirror Corporation
E-mail: pcauley@datamirror.com
Phone: 800-362-5955 ext. 271
Fax: 905-415-0340

Tracy Staniland
Director of Marketing
DataMirror Corporation
E-mail: tstaniland@datamirror.com
Phone: 800-362-5955 ext. 274
Fax: 905-415-5196

Chris Measures/Sarra Mander
Public Relations for DataMirror
Rainier
cmeasures@rainierco.co.uk
Phone: 020 7494 6570

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

###

Document 2

DataMirror
3100 Steeles Avenue East
Suite 1100
Markham, Ontario L3R 8T3
TEL: (905) 415-0310
FAX: (905) 415-0340
Web Site: www.datamirror.com

For Immediate Release

DataMirror Offers Incentives on Resiliency Software for IBM iSeries

TORONTO, CANADA – (February 12, 2002) – DataMirror (Nasdaq: DMCX; TSE: DMC), the leading provider of enterprise application integration and resiliency solutions, today announced its latest competitive upgrade promotion for DataMirror's iCluster™ and High Availability Suite™ software for IBM iSeries. DataMirror's resiliency software, for both clustered and non-clustered IBM iSeries environments, gives customers peace-of-mind by ensuring that the valuable data and systems that run their business are constantly backed up and continuously available at a moment's notice.

Under the terms of this promotion, organizations that currently have a competing high availability solution, such as Vision Solutions® Vision Suite™ or Lakeview Technology Mimix® Suite, will receive a discount of 50% if they purchase either a DataMirror High Availability Suite or iCluster license before July 31st, 2002. For customers who don't have a high availability solution, DataMirror is offering a special 50% discount on the second iCluster or High Availability Suite license for the backup iSeries system.

"The Internet has created a new breed of customer that demands 24/7 service from Web site and customer-facing systems," said Stewart Ritchie, Vice President, Sales Americas, DataMirror. "Few companies can afford even a few hours of total system downtime let alone days or weeks. If a server isn't on-line, or business-critical data is unavailable for any period of time, it may result in lost sales and damaged customer relationships. DataMirror iCluster software provides near 100% systems availability so business is always up and running and ready to meet customers' needs."

Contacts and Ordering Information

For more information on DataMirror's competitive upgrade promotion, please call a DataMirror sales representative at 800-362-5955. Both promotions are valid until July 31st, 2002.

About iCluster and High Availability Suite

DataMirror iCluster software provides a graphical user interface for configuring nodes in a cluster, mirroring data and other critical objects and monitoring the entire cluster from a single station. Users are able to define cluster groups, initiate cluster operations and set cluster security levels. iCluster supports IBM's ClusterProven™ standard for applications resiliency. iCluster can detect primary system failure and invoke real-time operational switching to maximize system uptime. The software features breakthrough XtremeCache™ technology that optimizes the flow of data into and out of a high-speed cache to help customers achieve zero latency for system backup and recovery. DataMirror iCluster is the only product that gives customers the higher productivity and lower costs of real-time IFS mirroring, fast XtremeCache technology and unequaled match/merge architecture. For non-clustered iSeries environments, DataMirror High Availability Suite delivers the highest performance and features that help companies maximize uptime and availability. With more than 1,000 licenses of DataMirror's High Availability Suite installed in customer sites worldwide, the software is used daily for mission critical, planned and unplanned role switching and resiliency.

About DataMirror Corporation

DataMirror (Nasdaq: DMCX; TSE: DMC) delivers solutions that let customers integrate data across their enterprises. DataMirror's comprehensive family of products unlocks *the experience of now*™ by providing advanced real-time capture, transform and flow (CTF) technology that gives customers the instant data access, integration and availability they demand today across all computers in their business.

Over 1,500 companies use DataMirror to integrate their data. Real-time data drives all business. DataMirror is headquartered in Toronto, Canada, and has offices worldwide. DataMirror has been ranked in the Deloitte and Touche Fast 500 as one of the fastest growing technology companies in North America. For more information, call 1-800-362-5955 or visit the DataMirror web site at www.datamirror.com.

Media and Financial Contacts:

Peter Cauley
Chief Financial Officer
DataMirror Corporation
E-mail: pcauley@datamirror.com
Phone: 800-362-5955 ext. 271
Fax: 905-415-0340

Tracy Staniland
Director of Marketing
DataMirror Corporation
E-mail: tstaniland@datamirror.com
Phone: 800-362-5955 ext. 274
Fax: 905-415-5196

Karen Quatromoni
PR Contact
Rainier Corporation
E-mail: karenq@rainierco.com
Phone: 978-464-5302 ext. 150
Fax: 978-464-2968

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

###

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2002

DATAMIRROR CORPORATION

By: /s/ Peter Cauley
Peter Cauley
Chief Financial Officer